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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of March**, 2009**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: March 25, 2009

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P.   # 780919106   TSX.V: RSM
LISTED: STANDARD & POORS   OTCBB: RYSMF

ROYAL STANDARD MINERALS INC. ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

FOR IMMEDIATE RELEASE

HEATHSVILLE, VIRGINIA - MARCH 25, 2009: Royal Standard Minerals Inc. ("RSM" or the "Company") announces that Mr. Joseph Cornwell has resigned as a director of the Company (the "Board"), effective March 19, 2009.

As part of the search to attract experienced, qualified individuals who can assist the Company in implementing it's business goals and good corporate governance practices the Company is pleased to announce the appointments of Mr. Paul G. Smith and Mr. James Clancy as directors to fill two of the vacancies on the Board until the next annual meeting of the shareholders.

Paul G. Smith is President and CEO of Grey Horse Corporation (TSX: GHC) and CEO of its principal subsidiary, Equity Transfer & Trust Company. Prior to GHC, Paul held management positions at BCE, served as Executive Assistant to the Prime Minister of Canada, and was an aide to the Ministers of External Affairs and International Cooperation. Paul holds an MBA from INSEAD, an MPA from Carleton University, and undergraduate degrees from the University of Ottawa. Paul sits on the boards of GHC, VIA Rail and the Atlantic Council. He is a member of the C.D. Howe Institute's Financial Services Research Initiative and Carleton University's School of Public Policy and Administration Leadership Council. Paul's other public company board positions include StorageVault Canada Inc. (SVI: TSXV), Podium Capital Corporation (POD.P: TSXV) and TayCon Capital Corporation (TYC.P: TSXV).

Mr. James B. Clancy is presently Director - Finance for Techint E. & C. Canada, involved in a Joint Venture with R.B. Somerville Ltd for three sections of the Alberta Clipper Pipeline Project in Western Canada. James has been involved as General Manager and/or Chief Financial Officer in the pipeline construction business in Canada and overseas for over thirty years. He has an Honours Commerce degree from the University of Toronto and is a member of the Canadian Institute of Chartered Accountants. Jim presently sits on the board and is Chairman of the Audit Committee of Galantas Gold Corporation (GAL:TSXVand AIM Exchange).

The Company's shares have been suspended from trading on the TSXV as a result of the Company's failure to comply with TSXV requirements.   The Company has responded to TSXV; however, there can be no assurance that the Company's efforts will result in the suspension being lifted by the TSXV.

RSM is a natural resource exploration and development company.

Neither TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information
Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royalstandardminerals.com